Exhibit 99.1

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars, except common shares outstanding)

	Notes	As at March 31, 2013	As at December 31, 2012
ASSETS
Current assets
Cash and cash equivalents		$37,219,867	$38,954,181
Accounts receivable		5,045,535	4,056,954
Prepaid expenses and other assets		723,440	852,674
Inventories	2	2,421,566	1,713,577
Non-current assets
Property and equipment, net	3	11,220,872	10,717,661
Deferred tax assets		—	170,442
Intangible assets, net		1,006,899	1,121,808

Total Assets		$57,638,179	$57,587,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities		$3,911,143	$3,407,329
Provisions		105,120	85,260
Deferred revenue		638,114	637,864
Deferred partnership fee revenue	6	1,300,000	1,300,000
Repayable government assistance	5	166,933	203,148
Convertible debentures	5	63,944	4,656,746
Non-current liabilities
Deferred tax liabilities		—	170,442
Deferred revenue		177,360	144,204
Deferred partnership fee revenue	6	2,966,666	3,291,666
Repayable government assistance	5	—	17,946
Shareholder warrants	4	14,453,323	13,002,930

Total Liabilities		$23,782,603	$26,917,535

Shareholders’ Equity
Share capital	9	$147,149,620	$139,946,563
Contributed surplus	7	8,258,101	7,908,224
Equity component of convertible debentures	5	19,513	1,454,353
Deficit		(121,571,658)	(118,639,378)

Total Shareholders’ Equity		$33,855,576	$30,669,762

Total Liabilities and Shareholders’ Equity		$57,638,179	$57,587,297

Common shares outstanding	9	43,123,071	40,226,243

See accompanying notes to the interim condensed consolidated financial statements

1  |  P a g e

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

		For the three month period ended
	Notes	March 31, 2013	March 31, 2012
Product sales		$6,300,243	$3,654,045
Royalty revenue		440,678	608,083
Partnership fee revenue	6	325,000	325,000
Service revenue		212,522	180,247

Total revenues		7,278,443	4,767,375
Cost of sales		2,732,142	2,045,537

Gross profit		4,546,301	2,721,838

Selling and distribution costs		2,348,256	1,063,487
Research and development expenses		1,487,198	1,161,731
Administrative expenses		1,360,739	1,470,950

Total operating expenses		5,196,193	3,696,168

Loss from operations		(649,892)	(974,330)

Finance costs	5	(171,189)	(172,731)
Finance income		14,843	427
Warrants revaluation adjustment	4	(2,106,042)	(3,598,249)

Loss from operations before income taxes		$(2,912,280)	$(4,744,883)
Income tax expense		(20,000)	—

Net loss and comprehensive loss for the period		$(2,932,280)	$(4,744,883)

Basic and diluted loss and comprehensive loss per share for the period	10	$(0.07)	$(0.15)

See accompanying notes to the interim condensed consolidated financial statements

2  |  P a g e

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(expressed in U.S. dollars)

	Share capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total
As at December 31, 2012	$139,946,563	$7,908,224	$1,454,353	$(118,639,378)	$30,669,762
Loss and comprehensive loss	—	—	—	(2,932,280)	(2,932,280)
Exercise of convertible debenture	6,194,625	—	(1,434,840)	—	4,759,785
Exercise of warrants	932,322	(23,052)	—	—	909,270
Exercise of options	76,110	(26,908)	—	—	49,202
Stock-based compensation	—	399,837	—	—	399,837

As at March 31, 2013	$147,149,620	$8,258,101	$19,513	$(121,571,658)	$33,855,576

As at December 31, 2011	$98,695,023	$6,772,298	$1,454,353	$(106,295,245)	$626,429
Loss and comprehensive loss	—	—	—	(4,744,883)	(4,744,883)
Exercise of warrants	130,627	(130,627)	—	—	—
Stock-based compensation	—	253,488	—	—	253,488

As at March 31, 2012	$98,825,650	$6,895,159	$1,454,353	$(111,040,128)	$(3,864,966)

See accompanying notes to the interim condensed consolidated financial statements

3  |  P a g e

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

		For the three month period ended
	Notes	March 31, 2013	March 31, 2012
OPERATING ACTIVITIES
Loss and comprehensive loss for the period		$(2,932,280)	$(4,744,883)
Items not affecting cash
Depreciation of property and equipment	4	720,935	418,182
Amortization of intangible assets		114,909	294,753
Stock-based compensation	8	399,838	253,488
Imputed interest on convertible debentures	6	166,983	104,376
Warrants revaluation adjustment	5	2,106,042	3,598,249

		576,427	(75,835)

Changes in non-cash working capital
Increase in accounts receivable		(988,581)	(126,631)
Increase in inventories		(707,989)	(391,280)
Decrease (increase) in prepaid expenses and other assets		299,676	(652,635)
Increase in accounts payable and accrued liabilities		356,825	1,845,432
(Decrease) increase in deferred revenue		(1,781)	40,387

Net change in non-cash working capital balances related to operations		(1,041,850)	715,273

Decrease in long-term deferred revenue		(291,844)	(357,650)

Cash provided by (used in) operating activities		(757,267)	281,788

INVESTING ACTIVITIES
Purchase of property and equipment	4	(1,251,916)	(2,015,722)
Disposals of property and equipment	4	27,770	29,717

Cash used in investing activities		(1,224,146)	(1,986,005)

FINANCING ACTIVITIES
Repayment of government assistance		(54,161)	(40,431)
Proceeds from exercise of options		49,201	—
Proceeds from exercise of warrants		253,631	—

Cash (used in) provided by financing activities		248,671	(40,431)

Net decrease in cash and cash equivalents		(1,732,742)	(1,744,648)
Impact of foreign exchange on cash and cash equivalents		(1,572)	5,293
Cash and cash equivalents at beginning of period		38,954,181	9,633,608

Cash and cash equivalents at end of period		$37,219,867	$7,894,253

See accompanying notes to the interim condensed consolidated financial statements

4  |  P a g e

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

1.	BASIS OF PRESENTATION

Basis of preparation

These interim condensed consolidated financial statements for the three months period ended March 31, 2013 of Novadaq Technologies Inc. [the “Company”] were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”].

The same accounting policies and methods of computation were followed in the preparation of these interim condensed consolidated financial statements as were followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2012 prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the IASB. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements. Accordingly, these interim condensed consolidated financial statements for the three months period ended March 31, 2013 should be read together with the annual consolidated financial statements for the year ended December 31, 2012.

The preparation of interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the annual consolidated financial statements for the year ended December 31, 2012.

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2012, except for the adoption of new standards and interpretation effective as of January 1, 2013.

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 had no impact on the consolidation of investments held by the Company.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs)

5  |  P a g e

using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. IFRS 11 had no impact on the Company.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. None of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period requires that they are provided. Accordingly, the Company has not made such disclosures.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Company.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required for financial instruments by IAS 34.16A(j), thereby affecting the interim condensed consolidated financial statements period. The Company provides these disclosures in Note 8.

2.	INVENTORIES

Inventories by category are as follows:

	March 31, 2013 $	December 31, 2012 $
Raw materials	735,435	1,168,045
Medical devices, software and parts	1,651,159	499,502
TMR kits	34,972	46,030

	2,421,566	1,713,577

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis for finished goods and weighted average for raw materials.

For the three month period ended March 31, 2013, $656,635 [three month period ended March 31, 2012—$388,831] of inventory has been recognized in cost of sales.

6  |  P a g e

3.	PROPERTY AND EQUIPMENT

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at January 1, 2013	14,989,715	410,413	1,254,189	236,628	16,890,945
Additions	1,209,124	6,536	36,256	—	1,251,916
Disposals	(30,887)	—	—	—	(30,887)

Balance at March 31, 2013	16,167,952	416,949	1,290,445	236,628	18,111,974

Depreciation: Opening balance at January 1, 2013	(4,471,158)	(390,981)	(1,180,775)	(130,370)	(6,173,284)
Depreciation	(667,498)	(2,369)	(17,050)	(34,018)	(720,935)
Disposals	3,117	—	—	—	3,117

Balance at March 31, 2013	(5,135,539)	(393,350)	(1,197,825)	(164,388)	(6,891,102)

Net book value at March 31, 2013	11,032,413	23,599	92,620	72,240	11,220,872

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at January 1, 2012	8,971,551	392,190	1,161,916	185,902	10,711,559
Additions	6,350,607	18,223	92,273	50,726	6,511,829
Disposals	(332,443)	—	—	—	(332,443)

Balance at December 31, 2012	14,989,715	410,413	1,254,189	236,628	16,890,945

Depreciation:
Opening balance at January 1, 2012	(2,488,182)	(386,898)	(1,121,429)	(91,064)	(4,087,573)
Depreciation	(2,039,898)	(4,083)	(59,346)	(39,306)	(2,142,633)
Disposals	56,922	—	—	—	56,922
Balance at December 31, 2012	(4,471,158)	(390,981)	(1,180,775)	(130,370)	(6,173,284)

Net book value at December 31, 2012	10,518,557	19,432	73,414	106,258	10,717,661

As at March 31, 2013, medical devices includes construction-in-progress of $1,673,693 [December 31, 2012—$1,188,369], which are not being depreciated. Depreciation will commence when the devices are placed at the medical institutions.

For the three month period ended March 31, 2013, additions included expenditures of $723,935 [three month period ended March 31, 2012—$1,850,206], on SPY Elite systems placed at medical institutions to generate revenue.

7  |  P a g e

4.	WARRANTS

	Broker Warrants		February 2010 Shareholder Warrants		March 2011 Shareholder Warrants		Total
	#	$	#	$	#	$	$
December 31, 2011	78,066	93,679	609,838	1,768,439	2,129,339	6,509,666	8,371,784
Exercised	(58,856)	(70,627)	(67,407)	(437,889)	(507,493)	(3,395,609)	(3,904,125)
Revaluation	—	—	—	1,924,278	—	6,634,045	8,558,323

December 31, 2012	19,210	23,052	542,431	3,254,828	1,621,846	9,748,102	13,025,982

Exercised	(19,210)	(23,052)	(86,336)	(655,649)	—	—	(678,701)
Revaluation	—	—	—	580,245	—	1,525,797	2,106,042

March 31, 2013	—	—	456,095	3,179,424	1,621,846	11,273,899	14,453,323

On March 24, 2011, the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of five years; and an exchange rate of 1.026. The value of $3,695,513, net of transaction costs, was established on March 24, 2011 and subsequently revalued on December 31, 2011 utilizing the Black-Scholes option pricing model with the following assumptions: volatility rate of 64%; risk-free interest rate of 1.85%; expected life of 4.23 years; and exchange rate of 0.980. Shareholder warrants were initially valued at U.S. $1.86 and revalued at December 31, 2012 at U.S. $6.01 per warrant.

As at March 31, 2013, the warrants were revalued at U.S. $6.95 per warrant utilizing the following assumptions: volatility rate of 48%; risk-free interest rate of 1.13%; expected life of 2.98 years; and an exchange rate of 0.9846.

In February 2010, the Company closed a private placement of U.S. $6,610,157, net of cash transaction costs of $511,180, in which 3,049,205 units at CDN $2.43 per unit were issued. Each unit is comprised of one common share and one-fifth warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. Broker cashless warrants of 128,066 were also issued as part of broker compensation which are exercisable for one common share at CDN $2.82 over a three-year term. Such broker warrants represented compensation provided to the brokers in connection with the private placement and were accounted for as non-cash transaction costs. The fair value of broker compensation for the services provided approximated the fair value of those warrants. In determining the initial fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: volatility rate of 69%; risk-free interest rate of 1.88%; expected life of 5 years for shareholder warrants and 3 years for broker warrants; and exchange rate of 0.960. Shareholder warrants were initially valued at U.S. $1.47 and revalued at December 31, 2012 at U.S. $6.00 per warrant.

As at March 31, 2013, the warrants were revalued at U.S. $6.97 per warrant utilizing the following assumptions: volatility rate of 46%; risk-free interest rate of 1.13%; expected life of 1.89 years; and an exchange rate of 0.9846.

8  |  P a g e

5.	INTEREST-BEARING LOANS AND BORROWINGS

		March 31, 2013	December 31, 2012
	Maturity	$	$
Interest-bearing loans and borrowings
Repayable government assistance	31/03/2015	166,933	221,094

On February 18, 2009, the Company completed a private placement in the amount of $5,150,000 of senior, unsecured, convertible debentures maturing on February 18, 2014 [the “Debentures”]. Fairfax Financial Holdings Limited and certain of its subsidiaries subscribed for $5,000,000 and certain members of management of the Company subscribed for $150,000. The Debentures are convertible, at the option of the holder, at any time prior to maturity, into common shares of the Company at a conversion price of CDN $2.33 [U.S. $1.87] per share, subject to anti-dilution adjustments.

The Debentures bear an interest rate of 5% per annum on the full amount, payable in arrears, in equal, semi-annual instalments, in cash, or at the option of the Company, in additional debentures. The effective interest rate is 9.9%. On maturity of the Debentures, the Company has the option of repaying the principal in cash or in common shares at a conversion rate equal to 95% of the weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 trading days preceding the maturity date. In the event a Fundamental Change occurs [defined as the occurrence of a “Change of Control” or a “Termination of Trading”] following the original issuance of the Debentures, it may result in the Company repurchasing the Debentures at 110% of the Debenture amount, plus accrued and unpaid interest, subject to repurchasing terms in the Debenture Agreement.

On December 31, 2009, the Company and debenture holders executed the First Amending Agreement to the original Debenture Agreement permitting flexible interest rate revisions. The Company exercised its right to issue payment in kind [“PIK”] debentures for $153,478 in lieu of six months’ cash interest payment due on December 31, 2009. The PIK debentures are convertible into common shares of the Company with a conversion price of CDN $2.62 [U.S. $2.23] per share. All other terms are subject to the terms of the original Debenture Agreement. The effective interest rate is 6.6%.

The Debentures are required to be classified in their liability and equity components as determined by their fair values. The Company determined the liability component by discounting the Debentures of February 18, 2009 using a rate of 16.5% based on an assessment of similar companies in the marketplace. Similarly, the PIK debentures of December 31, 2009 were discounted utilizing a rate of 13.1%.

In March 2013, Fairfax Financial Holdings Ltd. exercised their right to convert debenture with principal value of $5,149,009 in exchange for 2,772,151 common shares of the Company in accordance with the terms of the Debentures (note 8). A director of the Company is also a director of Fairfax Financial Holdings Ltd.

9  |  P a g e

As at March 31, 2013, the carrying value and the principal amount of the unconverted Debentures were $63,944 and $70,024 respectively. For the three month period ended March 31, 2013, there is unpaid accrued interest of $873 [three months period ended March 31, 2012—$65,059].

6.	MARKETING AND DISTRIBUTION AGREEMENTS

LifeCell™ Corporation and Kinetics Concepts Inc.

On September 1, 2010, the Company entered into a five-year agreement with LifeCell, providing exclusive rights to market and distribute the Company’s SPY imaging system in the fields of plastic reconstructive, gastrointestinal and head and neck surgery in North America. Under the terms of the agreement, the Company received $5,000,000, including $1,000,000 from KCI, for which KCI received 281,653 shares of the Company’s common stock at a price of CDN $3.75 per share. Under the agreement, the Company shares on-going revenues from LifeCell’s sales to end customers related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure, net of contracted minimum pricing retained by the Company upon initial shipments to LifeCell. LifeCell will provide market development and commercialization activities, including professional education, clinical support, reimbursement and sales distribution for the SPY imaging system. The Company will continue to be responsible for research and development, manufacturing and field service.

On November 29, 2011, the Company, LifeCell™ Corporation [“LifeCell”] and LifeCell’s parent company, Kinetics Concepts Inc. [“KCI”], signed separate and exclusive multi-year marketing and sales distribution alliance agreements for the commercialization of the Company’s SPY imaging system for additional surgical and wound care applications in North American and certain other markets. As part of the agreements, the Company received $3,000,000 upon executing the LifeCell agreements and will receive further unrelated milestone payments. These unrelated milestone payments will consist of $1,000,000 for delivery of a newly designed wound care device for KCI to use in clinical studies and a further $1,000,000 upon delivery of the first commercial sale or rental of a wound care device. Additionally, KCI or its affiliates, including LifeCell, will pay the Company $1,000,000 upon the first commercial sale or rental of a SPY device in Japan and will also pay the Company $1,000,000 for the first commercial sale or rental of a SPY device in the Middle East, Europe or Africa. Under the agreements, the Company will share on-going revenues from LifeCell’s and KCI’s sales to end customers related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure, net of contracted minimum pricing retained by the Company upon initial shipments to LifeCell or KCI. LifeCell and KCI will provide sales and marketing and distribution activities to the end customer. The Company will continue to be responsible for research and development, manufacturing and field service.

On March 12, 2013, Novadaq and KCI mutually agreed to terminate the two agreements signed with KCI, the parent company on November 29, 2011 while the two agreements signed with LifeCell on November 29, 2011 remained materially intact. Under terms of the termination agreements, Novadaq and KCI provided each other with full mutual releases from the Distribution Agreements, except for provisions relating to confidentiality. Neither party will compensate the other in connection with the termination. The termination of the KCI agreements did not affect the deferred license revenue as the funds received relate to agreements entered into with LifeCell in September 2010 and November 2011.

10  |  P a g e

As at March 31, 2013, the Company’s deferred license revenue of $4,266,666 [December 2012—$4,591,666] represents the current and long-term portion of deferred partnership fee revenue for the LifeCell agreements.

MAQUET Cardiovascular, LLC

On January 3, 2012, the Company entered into an agreement with MAQUET Cardiovascular, LLC [“MAQUET”], naming MAQUET as the exclusive United States distributor of the Company’s CO2 Heart Laser™ System TMR and the procedure kits required to perform the TMR procedure. The agreement provides for a revenue sharing formula with respect to the sales and marketing services being provided by MAQUET and the Company supplying and supporting the products.

7.	STOCK-BASED COMPENSATION PLANS

On March 29, 2005, the Company established an amended stock option plan [the “Plan”] for the employees, directors, senior officers and consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan. On May 15, 2008, the shareholders at the annual and special meeting approved the “Second Amended and Restated Stock Option Plan”, which was an amendment to the Plan.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. Options granted under the Plan will have an exercise price of not less than the volume-weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted. The maximum aggregate number of common shares which may be subject to options under the Plan is 10% of the common shares of the Company outstanding from time to time.

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows: 33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date. Options expire on the tenth anniversary of the grant date. Any options not exercised prior to the expiry date will become null and void. In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee’s employment is terminated in connection with such transaction, such accelerated vesting will be automatic. Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee’s employment because of permanent disability, as a result of termination of the optionee’s employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

The stock-based compensation cost that has been recognized for the three month period ended March 31, 2013 and included in the respective function line in the interim condensed consolidated statements of loss and comprehensive loss is $399,838 [three month period ended March 31, 2012—$253,488], and has been charged to charged to the interim condensed consolidated statements of loss and comprehensive loss.

11  |  P a g e

A summary of the options outstanding as at March 31, 2013 and December 31, 2012 under the Plan are presented below:

	March 31, 2013		December 31, 2012
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price
	#	$	#	$
Options outstanding, beginning of period	3,066,295	3.98	2,589,211	3.18
Options granted	110,000	8.78	518,250	6.77
Options exercised	(24,242)	1.65	(24,363)	2.79
Options forfeited	(3,418)	2.90	(16,803)	4.00

Options outstanding, end of period	3,148,635	4.17	3,066,295	3.98

Options exercisable, end of period	2,164,438	3.37	2,192,098	3.35

The Company uses the Black-Scholes option pricing model to determine the fair value of options. On January 4, 2013, the Company issued 110,000 options under the Plan to employees. For the three months period ended March 31, 2013, the Company used the following assumptions to determine the fair value of the options granted: weighted average volatility rate of 62%, expected dividend yield of nil, weighted average expected life of 4 years, weighted average interest rate of 1.63% and an exchange rate of 1.0146 for employees and weighted average volatility rate of 73%, expected dividend yield of nil, weighted average expected life of 6.8 years, weighted average interest rate of 1.63% and an exchange rate of 1.0146 for management.

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the options is indicative of future trends, which may also not necessarily be the actual outcome.

There have been no modifications to the Plan during the period presented in the interim condensed consolidated financial statements.

12  |  P a g e

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS

[a]	Fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated financial statements:

	March 31, 2013		December 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial assets
Held-for-trading
Cash and cash equivalents	37,219,867	37,219,867	38,954,181	38,954,181
Loans and receivables
Accounts receivable	5,045,535	5,045,535	4,056,954	4,056,954

	42,265,402	42,265,402	43,011,135	43,011,135

Financial liabilities
Derivative financial liabilities at fair value through profit or loss
Shareholder warrants	14,453,323	14,453,323	13,002,930	13,002,930
Other financial liabilities
Convertible debentures	63,944	63,944	4,656,746	4,656,746
Repayable government assistance	166,933	166,933	221,094	221,094
Accounts payable and accrued liabilities and provisions	4,016,263	4,016,263	3,492,589	3,492,589

	18,700,463	18,700,463	21,373,359	21,373,359

The fair values of the financial assets and liabilities are shown at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•

Cash and cash equivalents, accounts receivable, repayable government assistance, accounts payable and accrued liabilities and provisions approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Convertible debentures are evaluated by the Company based on parameters such as interest rates and the risk characteristics of the instrument.

•	The fair value of the warrants is estimated using the Black-Scholes option pricing model incorporating various inputs including the underlying price volatility and discount rate (note 4).

13  |  P a g e

[b]	Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1 – Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.

•

Level 2 – Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position is as follows:

	March 31, 2013			December 31, 2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	37,219,867	—	—	38,954,181	—	—

Financial liabilities
Shareholder warrants	—	14,453,323	—	—	13,002,930	—

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

9.	SHARE CAPITAL

The Company has authorized share capital as follows: common shares—unlimited, no par value; preference shares – unlimited, no par value, issuable in one or more series.

Issued and outstanding

	Common shares
	#	$
Balance at December 31, 2012	40,226,243	139,946,563
Exercise of broker warrants pursuant to private placement	14,099	23,052
Exercise of stock options	24,242	76,110
Exercise of warrants	86,336	909,270
Exercise of convertible debenture	2,772,151	6,194,625

Balance at March 31, 2013	43,123,071	147,149,620

14  |  P a g e

10.	LOSS PER SHARE

Basic loss per share amounts are calculated by dividing net loss for the period attributable to common share holders of the parent by the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the net loss and weighted average number of shares data used in the basic and diluted loss per share computations:

	For the three month period ended
	March 31, 2013	March 31, 2012
Loss and comprehensive loss attributable to shareholders for basic and diluted loss per share	(2,932,280)	($4,744,883)

Weighted average number of shares for basic and diluted loss per share	40,400,291	32,786,700

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these interim condensed consolidated financial statements.

11.	SEGMENTED INFORMATION

Revenue by region is as follows:

	March 31, 2013	March 31, 2012
	$	$
United States	7,258,303	4,653,775
Japan	20,140	113,600

Total	7,278,443	4,767,375

Property and Equipment net is as follows

	March 31, 2013	December 31, 2012
	$	$
Canada	2,536,967	2,419,062
United States	8,683,905	8,298,599

Total	11,220,872	10,717,661

15  |  P a g e